UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 30, 2021

Heliogen, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	001-40209	85-4204953
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

130 West Union Street Pasadena, California	91103
(Address of Principal Executive Offices)	(Zip Code)

(970) 924-0046

(Registrant’s telephone number, including area code)

125 Townpark Drive, Suite 300

Kennesaw, GA 30144

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	HLGN	The New York Stock Exchange
Redeemable Warrants, exercisable for one share of Common Stock at an exercise price of $11.50	HLGN.W	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

On December 30, 2021, Athena Technology Acquisition Corp., now known as Heliogen, Inc. (the “Company”) announced that it has consummated its previously announced business combination with Heliogen, Inc., and has changed its name to Heliogen, Inc.

A copy of the press release issued by the Company announcing the consummation of its business combination is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. The information in this Item 7.01 and in Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filings.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Press release, dated December 30, 2021
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 30, 2021

By:	/s/ Christiana Obiaya
Name:	Christiana Obiaya
Title:	Chief Financial Officer

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